Exhibit 23.6

[Letterhead of iResearch]

May 7, 2010

To: Mecox Lane Limited

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233, China

Attention: Mr. Paul Bang Zhang

Dear Mr. Zhang:

We hereby consent to the references to our name and the quotation by Mecox Lane Limited in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

iResearch Consulting Group

Alice Wen
Name: Alice Wen Title: Deputy Director of Research